Exhibit 23.3

September 9, 2013

Citigroup Inc.

399 Park Avenue

New York, NY 10043

Ladies and Gentlemen:

We have acted as special tax counsel to Citigroup Inc. (the “Company”) in connection with the registration statement on Form S-3 of the Company (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on the date hereof. We hereby consent to the reference to our name under the caption “Legal Matters” in the Prospectus constituting a part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the capacity of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission hereunder.

Very truly yours,

Cleary Gottlieb Steen & Hamilton LLP

By:	/s/ Erika W. Nijenhuis
Erika W. Nijenhuis, a Partner